Flame Acquisition Corp.

700 Milam Street, Suite 3300

Houston, TX 77002

October 13, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: John Hodgin

Lily Dang

Jenifer Gallagher

Anuja A. Majmudar

Kevin Dougherty

Re:	Flame Acquisition Corp.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Filed September 14, 2023

File No. 001-40111

To the addressees set forth above:

This letter sets forth the response of Flame Acquisition Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated October 6, 2023 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on September 14, 2023 (the “Preliminary Proxy”). Concurrently with the submission of this letter, we are filing an amendment to the Preliminary Proxy (“Amendment No. 4”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 4 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed September 14, 2023

Proposal No. 1-The Business Combination Proposal

Background of the Business Combination

Background of Flame and Sable Negotiations, page 175

1.

The column header for “Gas” in the tabular summary of “Net Estimated Contingent Resources and Production” on pages 178 and 183 indicates the gas volumes are in MMcf. However, based on the figures shown as MMBoe in the column “Total,” the gas figures appear to represent volumes of gas in Bcf. Please reconcile your disclosure and modify as necessary or tell us why a change is not needed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 178 and 183 of Amendment No. 4 to refer to Bcf rather than MMcf.

2.

We also note there appears to be a typographical error in the figure representing the sum of the figures “NSAI Adjusted Low Estimate Base Forecast” and the “ESP Installations Low Estimate” shown under the column “5% Strip Inc.” Please reconcile the disclosure on pages 178 and 183 and modify as necessary or tell us why a change is not needed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 178 of Amendment No. 4 to correct the typographical error. The referenced figure in the table on page 183 of Amendment No. 4 is correct and does not sum due to rounding. The Company has added a note to the table on each of pages 178 and 183 of Amendment No. 4 to explain that numbers may not total due to rounding.

Opinion of the Flame Board of Director’s Financial Advisor

Discounted Cash Flow Analysis, page 188

3.

Please revise the discussion of Petrie Partners’ evaluation methodology on pages 188 and 199 to replace the term “reserve category” with the term resource category consistent with the disclosure of low and best category estimates of contingent resources elsewhere in proxy statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 188 and 199 of Amendment No. 4.

Pipeline 901 Incident, page 252

4.

You disclose material regulatory actions in order to meet a production restart schedule of the third quarter of 2024. In this regard, you disclose various actions that Exxon has taken or intends to take, and certain regulatory actions that Exxon has prepared but that occur post-close as part of the transfer of ownership and operatorship to Sable. Please discuss in more in depth the impact of the transfer of ownership from Exxon to Sable, and any impact this could have on the regulatory approval process. For example, explain if you would have to seek transfer approval or otherwise resubmit to any regulatory bodies, as required by any county, state or federal regulations, even if EM previously received regulatory approval. Also, for any Exxon submissions with any regulatory bodies, if you acquire ownership of the SYU assets and pipelines before the receipt of regulatory approval, please discuss this impact on any pending submissions or the regulatory process in general.

Response: The Company acknowledges the Staff’s comment and respectfully notes that EM’s subsidiary, Pacific Pipeline Company (“PPC”), is the current owner of the Pipelines and will be sold to Sable pursuant to the Sable-EM Purchase Agreement. As a result, PPC is the entity that is responsible for obtaining the referenced regulatory approvals and will continue to be in the event any regulatory approvals are pending post-closing. The Company has revised the disclosure on page 253 of Amendment No. 4 to reflect this.

5.

You disclose material regulatory actions in order to meet a production restart schedule of the third quarter of 2024, the fourth number of which is “Approval of Zoning Applications.” You disclose thereafter that San Luis Obispo and Kern County approved the zoning clearance, but it appears Exxon has not achieved zoning approval from Santa Barbara County. You disclose that the Santa Barbara County Planning Commission denied the zoning applications, and on Exxon’s appeal to the Santa Barbara County Board of Supervisors, this Board deadlocked in a vote on the appeal, resulting in no action taken on nor prejudice to the application. For the process going forward, you disclose that Exxon intends to submit to OSFM an alternative CBAT implementation plan that will not require Santa Barbara County regulatory approval. Please discuss if you can restart production without zoning approval from Santa Barbara County.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 253 of Amendment No. 4.

Certain Relationships and Related Person Transactions, page 315

6.

We note your disclosure at the end of page 317 stating the amount of borrowings as of June 30, 2023 under the Working Capital Loans and under certain Promissory Notes. Please revise your disclosure to include the notes issued on May 12, 2023 and June 22, 2023. In addition, disclose the aggregate outstanding amount due under the Working Capital Loans and Promissory Notes as of the most recent practicable date. Also clarify the total amount, as of that date, that may be convertible into warrants at a price of $1.00 per warrant at the option of the Sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 6, 242-245 and 316-318 of Amendment No. 4.

* * * * * * * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Flame Acquisition Corp.

By:	/s/ Gregory Patrinely
Name:	Gregory Patrinely
Title:	Executive Vice President and Chief Financial Officer

cc:	James C. Flores, Flame Acquisition Corp.

Ryan J. Maierson, Latham & Watkins LLP